May 24, 2017

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
iMedicor, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed May 11, 2017

File No. 000-52765

Dear Ms. Mills-Apenteng:

I refer to your letter to me dated May 15, 2017 in which you asked iMedicor, Inc. (the “Company”) to advise you of the sequence of events through with consents from holders of other than our officers, directors and holders of greater that 5% voting power were obtained and our analysis as to whether such activities constitute a solicitation as defined in Rule 14a-1(l). The Company has analyzed the sequence of events and the situation has been discussed by our attorney, Samuel B. Fortenbaugh, with your Bernard Nolan.

Attached to this letter is a list of the holders of the shares of Class A Preferred Stock, Class B Preferred Stock and Common Stock who have approved and consented to the proposed Recapitalization of the Company. You will note that opposite the name of each holder is the name of the person who was responsible for arranging for such holder to invest in the Company.

In addition to the persons listed on the attachment to this letter, since filing the Revised Preliminary Statement, F. Chandler Coddington, Jr., a former director of the Company, approached the Company with a desire to enter into an overall Settlement with the Company and thereby resolve certain outstanding controversies with the Company. As part of his settlement with the Company, Mr. Coddington signed the Recapitalization Agreement and thereby consented to the Recapitalization. Mr. Coddington is the owner of 11 shares of the Series B Preferred Stock which on an as converted basis will add 156,161,701 shares of Common Stock to the number of shares of Common Stock the holders of which had previously consented to the Recapitalization.

Each of the other persons who have consented to the Recapitalization and has invested in the Company, has a close personal relationship with the person identified as the person responsible for such person’s investment and, on a regular basis, reviews his or her investment in the Company with the person responsible for his or her investment. Each of such persons should be considered as a member of a group (though not for purposes of either Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended).

Though not relevant for purposes of this analysis, based on documentation provided to the Company by each of such persons, the Company is confident that each of such persons is a sophisticated investor and understands both the nature of the investment and the risks that are associated with the investment.

After thoughtful consideration of the circumstances surrounding the investments made and the consents given by the holders of the Series A Preferred Stock, Series B Preferred Stock and Common Stock who have consented to the Recapitalization, the Company believes that it would be inappropriate to conclude that such consents were given as a result of a solicitation as defined in Rule 14A-1(l).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal Securities Laws of the United States.

Please contact me (407-505-8934) with any questions.

Sincerely,

/s/ Robert McDermott

_________________________________
Robert McDermott
President

cc: Samuel B. Fortenbaugh III

LIST OF STOCKHOLDERS WHO APPROVED RECAPITILIZATION

Series A PREFERRED STOCK

Total Shares Outstanding	35.75	Number of Shares of Common Stock on as Converted Basis	
INVESTOR NAME	# of Shares		
Wesco Energy Corp	8.00	113,572,146	Jerry Smith
SH114 LLP	5.00	70,982,595	Jerry Smith
Sonoran Pacific Resources	5.00	70,982,595	Jerry Smith
Family Life Ministries	5.00	70,982,595	Jerry Smith
Sonoran Pacific Foundation	5.00	70,982,595	Jerry Smith
Total	**28.00**	**397,502,526**	

Series B PREFERRED STOCK

Total Shares Outstanding	63.075		
INVESTOR NAME			
JDS Trust	3.5000	49,687,816	Jerry Smith
High Sonoran	1.0000	14,196,519	Jerry Smith
Norm Schroth	0.5000	7,098,259	Jerry Smith
Jeffrey Ware	0.2500	3,549,130	Jerry Smith
Howard Bafford	1.5000	21,294,778	Jerry Smith
Roden Family Trust	1.5000	21,294,778	Jerry Smith
James Rickard	0.2500	3,549,130	Jerry Smith
DAMVIX- (Formerly Quatrocel)	2.0000	28,393,038	Rob McDermott
LUYACO (Formerly Quatrocel)	2.0000	28,393,038	Rob McDermott
DAMVIX (Formerly Jora Advisors)	0.5000	7,098,259	Rob McDermott
Robert McDermott	19.1250	271,508,425	Rob McDermott
Jan Henningson	2.2500	31,942,168	Rob McDermott
Jeffery Stellinga	0.4500	6,388,434	Rob McDermott
Go Pesce, LLC- Randy Alligod	2.2500	31,942,168	Rob McDermott
John Schneller	3.0000	42,589,557	Rob McDermott
Sam Fortenbaugh	1.0000	14,196,519	Rob McDermott
Deven & Shara Pathak	1.3075	18,561,949	Rob McDermott
Rajendiaza & Jayshree Pathak	1.3075	18,561,949	Rob McDermott
Elite 1	0.3175	4,507,395	Rob McDermott
Elite 2	0.3175	4,507,395	Rob McDermott
Total	**44.325**	**629,260,704**	

COMMON STOCK			
Wesco Energy Corp		20,000,000	Jerry Smith
Sonoran Pacific Resources		24,500,000	Jerry Smith
Family Life Ministries		1,200,000	Jerry Smith
Sonoran Pacific Foundation		20,800,000	Jerry Smith
JDS Trust		135,475,000	Jerry Smith
High Sonoran		4,500,000	Jerry Smith
Jeffrey Ware		750,000	Jerry Smith
Howard Bafford		3,750,000	Jerry Smith
Roden Family Trust		2,500,000	Jerry Smith
James Rickard		4,000,000	Jerry Smith
Lucinda Smith		100,000,000	Jerry Smith
DAMVIX- (Formerly Quatrocel)		18,500,000	Rob McDermott
LUYACO (Formerly Quatrocel)		15,000,000	Rob McDermott
Robert McDermott		50,000,000	Rob McDermott
Jan Henningson		10,000,000	Rob McDermott
Jeffery Stellinga		2,000,000	Rob McDermott
Go Pesce, LLC- Randy Alligood		10,000,000	Rob McDermott
John Schneller		1,002,000	Rob McDermott
Deven & Shara Pathak		32,500,000	Rob McDermott
Rajendiaza & Jayshree Pathak		32,500,000	Rob McDermott
Elite 1		3,750,000	Rob McDermott
Elite 2		3,750,000	Rob McDermott
Pedro Arcia		2,666,667	Rob McDermott
Kekoz Investments		5,000,000	Rob McDermott
Murali Chakravarthi		2,400,000	Rob McDermott
Jose Ramos		2,666,667	Rob McDermott
Total		509,210,334